UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 16, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis initiates new USD 15 billion share buyback highlighting confidence in growth and pipeline

Ad hoc announcement pursuant to Art. 53 LR

•	Share buyback of up to USD 15bn planned to be executed by end 2023, highlighting confidence in top line growth and deep pipeline

•	Sales expected to grow 4%+ CAGR through 2026* and up to 20 new assets with significant sales potential set to potentially be approved by 2026, to fuel further growth through 2030 and beyond

•	Capital allocation strategy aims to combine investing in core business and returning excess capital to shareholders

Basel, December 16, 2021 — Novartis today announced that it will initiate a share buyback of up to USD 15 billion to be executed by the end of 2023. The buyback is funded through the proceeds from the recent sale of 53.3 million Roche bearer shares.

The Novartis Board of Directors and Executive Committee are confident in the company’s short, medium and long-term growth profile based on strong in-market portfolio, a robust pipeline with up to 20 assets with significant potential, and advanced technology platforms. With strong operational performance, prospects for earnings growth and the proceeds from the recent sale of the Roche stake, Novartis retains the flexibility to return value to shareholders through the planned USD 15bn share buyback, without compromising the company’s capacity for value-creating bolt-on M&A, whilst providing a strong, growing dividend and reinvesting in the business.

The share buy-back will be executed on the 2nd trading line, is expected to commence in the coming days and to conclude by the end of 2023. A proposal for an additional CHF 10bn buyback will be presented to the the forthcoming Annual General Meeting on March 4, 2022 to cover the amount exceeding the CHF 8.8bn still available under the existing shareholder authority granted in 2021. Further information on the growing dividend and growth outlook will be provided at the company’s full year 2021 results on February 2nd, 2022.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “seek,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” “aims,” or similar terms, or by express or implied discussions regarding the potential impact of the share buyback plan. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any expected benefits from the share buyback plan will be achieved in the expected timeframe, or at all.In particular, our expectations regarding the share buyback plan could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20- F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* 2020 – 2026 CAGR calculated vs. 2020 base year.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations

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Richard Jarvis Novartis Strategy & Financial Comms +41 79 584 23 26 (mobile) richard.jarvis@novartis.com	Julie Masow Novartis US External Communications +1 862 579 8456 Julie.masow@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Isabella Zinck	+41 61 324 7188	Alina Levchuk	+1 862 778 3372
		Parag Mahanti	+1 973-876-4912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 16, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting